EXHIBIT (a)(5)



                   Form of Notice to Tendering Option Holders



Dear Option Holder:

         On behalf of Millennium Cell Inc. (the "Company"), I am writing to provide you with the results of the Company's recent offer to exchange (the "Offer") certain outstanding options (the "Options") that were granted under the Millennium Cell Inc. Amended and Restated 2000 Stock Option Plan (the "Plan") for restricted shares of common stock (the "Restricted Stock") which the Company will issue under the Plan.

         The Offer expired at midnight, Eastern Standard Time, on August 19, 2003. Promptly following the expiration of the Offer and pursuant to the terms and conditions of the Offer, the Company accepted for exchange Options to purchase a total of [ ] shares of common stock and cancelled all such Options.

         The Company has accepted for exchange and cancelled your Options to purchase shares of common stock (the "Eligible Options").

         In accordance with the terms and subject to the conditions of the Offer, you will have the right to receive shares of Restricted Stock for your ___________shares of common stock subject to your cancelled Eligible Options.


         The Restricted Stock will be subject to the terms and conditions of the Plan and a restricted stock agreement between you and the Company. The Restricted Stock will be held in the custody of Morgan Keegan & Company, Inc. ("Morgan Keegan") until it vests. Subject to the terms and conditions of the Plan and your restricted stock agreement, (i) 50% of the shares of Restrict Stock will vest on August 22, 2004, or if the common stock price closes at or above $4.25, whichever occurs first; and (ii) the remaining 50% of the shares of common stock will vest on August 22, 2005, or if the common stock price closes at or above $5.10, whichever occurs first. Unrestricted vested shares will be delivered to your Morgan Keegan account when they vest and you provide for the payment to us of the federal, state and foreign income, employment, payroll and excise taxes, as applicable, to which you become subject as a result of the vesting of your Restricted Stock and for which there is a withholding obligation. You may satisfy this payment obligation by execution of an irrevocable standing order to sell shares with Morgan Keegan.


         In accordance with the terms of the Offer, in order to receive the unvested portion of the Restricted Stock, you must remain an employee, consultant or contractor of the Company through the dates the Restricted Stock vests. If you do not remain an employee, consultant or contractor of the Company for the required periods, you will forfeit unvested Restricted Stock and you will not receive any other consideration for the Options tendered by you and cancelled by the Company.


         If you have any questions about your rights in connection with the grant of Restricted Stock, please call George Zalepa, Director of Human Resources at the Company, at (732) 544-5707.



                                           Sincerely,
                                           /s/ Stephen S. Tang
                                           Stephen S. Tang, Ph.D.
                                           President, Chief Executive Officer
                                           and Acting Chief Financial Officer